BARREL ENERGY INC.

18490 66a Ave.

Surrey, B.C. V3S 9Y6

Canada

April 28, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:Parhaum J. Hamidi, Staff Attorney

Re:	Barrel Energy Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed March 23, 2015 File No. 333-201740

Dear Mr. Hamidi:

This letter sets forth the responses of Barrel Energy Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of March 23, 2015.  Each numbered paragraph below responds to the comment having the same number in the March 23, 2015 comment letter.

Prospectus Summary, page 5

We Do Not Have Any Proven Reserves of Oil or Gas, page 7

1.  We note your amended disclosure on page 7 and elsewhere on page 21 indicating that the Company does not have any reserves at December 31, 2014. We also note your filing no longer references the report prepared by Marlin Consulting Group (“Marlin”). Given these facts, you may wish to consider amending the list to remove Exhibits 23.2 and 99.1. However, if you choose keep that report as an exhibit, pleases revise it to remove any references to reserves.

1.  The Marlin Report has been deleted as an exhibit.

Directors, Executive Officers, Promoters, and Control Persons, page 31

Background Information About Our Officers and Director, page 33

2.  We note that, in response to our prior comment 12, you have included disclosure regarding your officers’ various directorships and prior business experience. Please expand your disclosure to describe also your officers’ prior employment positions.

2. Employment positions have been added for both Mr Sangha and Mr. Wolf.

3.  With regard to Mr. Sangha, identify the “public and private companies” that you reference and identify his management roles in those companies regarding his previous positions included “various lending and securities related positions with Scotiabank,” specify the exact positions Mr. Sangha held and provide the dates during which he held them. Identify the TSX-Venture listed companies on whose boards he has served. We make comparable observations regarding Mr. Wolf.

3. The broad referenced language has been deleted and the language has been clarified by tying the directorships to the tables included in this section.

1

Certain Relationships and Related Transactions, page 35

4.  We reissue our prior comment 13, as you do not appear to have included the principal balance of the loan from Mr. Sangha to your amended filing. Furthermore, although you disclose here that the balance due to Mr. Sangha on his loan as of September 30, 2014 was $68,299, the loan agreement with Mr. Sangha filed as Exhibit 10.4 is for a $2,800 note. Please revise to clarify or advise. If Mr. Sangha has made multiple loans to you, please ensure that you clearly disclose this and that you file all loan agreements as exhibits to your registration statement.

4. The $68,299 number was a typographical error, which has been corrected by inserting $2,800 on page 35.

Exhibit 10.5

5.  We note that, in response to our prior comment 9, you have filed an operating agreement between Invasion Energy Inc. and Elm Energy Management Ltd.  Please explain how you and Lone Pine are related to these two entities.

5. Additional language has been added at page 20  explaining the identity of the successors to these two companies.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Gurminder Sangha Gurminder Sangha President and Principal Executive Officer Barrel Energy Inc.